BB

05037420

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 5 2005

SEC FILE NUMBER
8- 34935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.M.J. Investment Services, Inc. / W 1 / BD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
320 St. Lawrence Avenue
(No. and Street)

Janesville (City) **WI** (State) **53545** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John DeFrank **(608) 754 - 5586**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

One S. Wacker Drive, Suite 1800 (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, John DeFrank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.M.J. Investment Services, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Jameson Paul
Notary Public, State of Illinois
My Commission Expires Dec. 9, 2008

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M.J. INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2004 and 2003

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH., D.C.
213

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders

J.M.J. INVESTMENT SERVICES, INC.

We have audited the accompanying balance sheets of J.M.J. Investment Services, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.M.J. Investment Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 14, 2005

J.M.J. INVESTMENT SERVICES, INC.

BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 15,606	$ 17,609
Available-for-sale securities, at market	15,440	9,920
Advances to stockholder	33,087	2,470
Commission receivable	-	471
Prepaid expenses	1,782	2,109
Assets from discontinued operations	-	26,305
TOTAL CURRENT ASSETS	65,915	58,884
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation	-	335
TOTAL ASSETS	$ 65,915	$ 59,219
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 3,731	$ 5,335
Liabilities from discontinued operations	-	1,060
TOTAL LIABILITIES	3,731	6,395
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, no par value, authorized 1,000,000 shares; issued and outstanding 2,000 shares	50,000	50,000
RETAINED EARNINGS (DEFICIT)	2,412	(1,428)
UNREALIZED GAIN ON AVAILABLE-FOR-SALE SECURITIES	9,772	4,252
TOTAL STOCKHOLDERS' EQUITY	62,184	52,824
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 65,915	$ 59,219

See Notes to Financial Statements

J.M.J. INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2004 and 2003

	2004	2003
REVENUE		
Commission	$ 49,136	$ 31,825
Interest and dividends	5	1
Miscellaneous income	100	173
TOTAL REVENUE	49,241	31,999
EXPENSES		
Clearing costs	18,716	14,795
Commissions	12,337	7,666
Office and store rent	1,225	6,521
Dues and subscriptions	2,760	2,411
Insurance	2,276	3,486
Telephone	773	641
Legal and accounting	2,465	2,044
Office and miscellaneous	1,742	2,556
Transportation	1,432	-
Postage	301	220
Utilities	995	685
Advertising	44	631
Depreciation	335	355
TOTAL EXPENSES	45,401	42,011
INCOME (LOSS) FROM CONTINUING OPERATIONS	3,840	(10,012)
DISCONTINUED OPERATIONS		
Income from operations of discontinued division	-	10,340
INCOME BEFORE LOSS ON SALE OF SECURITIES	3,840	328
LOSS ON SALE OF SECURITIES	-	(3,305)
NET INCOME (LOSS)	$ 3,840	$ (2,977)

See Notes to Financial Statements

J.M.J. INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003

	Common Stock	Retained Earnings (Deficit)	Unrealized Gain (Loss) on Available-For-Sale Securities
Balance at December 31, 2002	$ 50,000	$ 1,549	$ (5,054)
Net loss	-	(2,977)	-
Reclassification adjustment for losses included in net income	-	-	5,366
Increase in unrealized gain	-	-	3,940
Balance at December 31, 2003	50,000	(1,428)	4,252
Net income	-	3,840	-
Increase in unrealized gain	-	-	5,520
Balance at December 21, 2004	$ 50,000	$ 2,412	$ 9,772

See Notes to Financial Statements

J.M.J. INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 3,840	$ (2,977)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	335	355
Loss on sale of securities	-	3,305
Decrease (increase) in operating assets:		
Commission receivable	471	371
Prepaid expenses	327	(275)
Assets from discontinued operations	(5,643)	4,013
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	727	2,157
Liabilities from discontinued operations	(1,060)	1,050
NET CASH FLOWS FROM OPERATING ACTIVITIES	(1,003)	7,999
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to stockholder	(1,000)	(1,000)
Purchase of equipment	-	(690)
Proceeds from sale of securities	-	3,921
NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,000)	2,231
NET INCREASE (DECREASE) IN CASH	(2,003)	10,230
CASH, BEGINNING OF YEAR	17,609	7,379
CASH, END OF YEAR	$ 15,606	$ 17,609

See Notes to Financial Statements

J.M.J. INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) **Summary of significant accounting policies**

Organization - J.M.J. Investment Services, Inc. (the "Company") was incorporated under the laws of the State of Illinois in 1985 and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. In 1992, the Company expanded its business activity into retail sales of antique articles in Janesville, Wisconsin. In 2004, the Company withdrew from the retail antique business.

Commission revenue - Commissions are earned based upon a percentage of third-party purchases and sales of investments.

Retail revenue - Retail revenue was recognized at the point of sale.

Inventory - Inventory was stated at the lower of cost or market using the specific cost identification method.

Available-for-sale securities - At December 31, 2004, marketable equity securities are considered "available-for-sale," are included in current assets and are reported at fair value. The unrealized gains and losses are reported in a separate component of stockholders' equity. During 2003, the Company sold securities for total proceeds of $3,921, resulting in gross realized losses of $3,305. As a result, $5,366 was reclassified from the separate component of unrealized gains and losses to the income statement during 2003. For purposes of determining realized losses, the cost of securities sold is based on specific identification.

Furniture and equipment - Furniture and equipment are stated at cost and are being depreciated using the double-declining balance method over their useful lives, estimated at five to seven years.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and will be required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2004 and 2003, the Company had net capital of $22,683 and $18,629, respectively. The net capital requirement was $5,000 at the end of each year. The net capital rules may restrict the payment of cash dividends.

(3) **Advances to stockholder**

During 2004, a shareholder acquired the Company's inventory at the net realizable value of $31,948 and related accrued expenses of $2,331 through an advance from the Company. The advances are non-interest bearing and are due on demand. Advances to the stockholder as of December 31, 2004 and 2003, were $33,087 and $2,470, respectively.

(4) **Property and equipment**

	December 31, 2004	December 31, 2003
Cost of furniture and equipment	$ 690	$ 690
Accumulated depreciation	(690)	(355)
Net property and equipment	$ -	$ 335

The aggregate depreciation on the above furniture and equipment charged to operations was $335 and $355 for the years ended December 31, 2004 and 2003, respectively.

(5) **Operating leases**

The Company leased office space on a month-to-month basis through June 2003. The rent expense under this lease for the year ended December 31, 2003, was $2,921. The Company began leasing retail space in 2003 from a shareholder on a month-to-month basis at $600 per month. The rent expense under this lease for the years ended December 31, 2004 and 2003, was $1,225 and $3,600, respectively.

(6) **Discontinued operations**

During the year ended December 31, 2004, the Company decided to discontinue its retail antiques business and accordingly, the Company's financial statements have been prepared with the net assets, results of operations, and cash flows of this business displayed separately as "discontinued operations." The Company transferred the net assets relating to the antiques business to a shareholder for $29,617. There was no loss on disposal. There were no operations in 2004. The operating results of the discontinued operations are summarized as follows for year ended December 31, 2003:

Revenue	$ 24,277
Net income from discontinued operations	$ 10,340

As of December 31, 2003, the Company's assets and liabilities related to discontinued operations were as follows:

Inventory	$ 26,305
Accrued expenses	1,060
Net assets of discontinued operations	$ 25,245

(7) **Cash flow disclosures**

During 2004, a shareholder acquired the Company's inventory of $31,948 net of related accrued expenses of $2,331, as the Company exited the retail business in 2004. The net amount was added to the advances to stockholder account in the amount of $29,617.

During the year ended December 31, 2003, the Company wrote off fully-depreciated furniture and equipment in the amount of $6,968.

ADDITIONAL INFORMATION

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Stockholders

J.M.J. INVESTMENT SERVICES, INC.

Our report on our audits of the basic financial statements of J.M.J. Investment Services, Inc. for the years ended December 31, 2004 and 2003, appears on page one. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The facing page of Form X-17 A-5 Part III, the Oath or Affirmation, the computation of net capital, the computation of basic net capital requirements and aggregate indebtedness and the exemptive provision under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 14, 2005

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MAYER HOFFMAN MCCANN P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
One S. Wacker Drive, Suite 1800 [71]	Chicago [72]	IL [73]	60606 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2004

COMPUTATION OF NET CAPITAL

Item		Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 62,184	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			62,184	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 62,184	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 34,869	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(34,869)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 27,315	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	$	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	4,632	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(4,632)	3740
10. Net Capital			$ 22,683	3750

OMIT PENNIES

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by J.M.J. Investment Services, Inc. and included in the Company's unaudited Part IIA Focus Report filing of the same date.

NONALLOWABLE ASSETS:

Loans	$ 33,087
Prepaid expenses	1,782
TOTAL NONALLOWABLE ASSETS	$ 34,869

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J.INVESTMENT SERVICES, INC. as of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 249	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 17,683	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 22,310	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 3,731	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 3,731	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% .164	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER J.M.J. INVESTMENT SERVICES, INC. as of December 31, 2004

Exemptive Provision Under Rule 15c3-3

25. Identify below the section which an exemption from Rule 15c3-1 is claimed:

A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm Securities Service Network [4335] .... X [4570]

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders

J.M.J. INVESTMENT SERVICES, INC.

In planning and performing our audit of the financial statements of J.M.J. Investment Services, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by J.M.J. Investment Services, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 14, 2005